Mail Stop 4561

January 24, 2007

William Gray
Chief Financial Officer
Carver Bancorp, Inc.
75 West 125th Street
New York, New York 10027

     RE: **Carver Bancorp, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2006
              File No. 001-13007

Dear Mr. Gray,

     We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should amend your March 31, 2006 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Loan Sales

1. We note that from time to time you sell loans in the secondary market. Please address the following comments:

a. Please revise to disclose how you classify these loans in your balance sheet at origination and disclose how your policy is consistent with paragraph 8a of SOP 01-6 and paragraphs 4 and 6 of SFAS 65.

b. Please revise to disclose where you present the cash outflows related to the origination of these loans and the cash inflows related to the sale of these loans in the statement of cash flows, clarifying how your policy is consistent with paragraph 9 of SFAS 102.

c. Please revise to explain how you determine which loans are initially accounted for as held for sale or are later transferred to the held for sale classification.

d. Please revise to reconcile the changes in loans held for sale balances as of March 31, 2006 and 2005 to the amounts presented in the statement of cash flows. Additional information is available in Section II.Q.4 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline dated November 30, 2006 available on the SEC's web-site.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Merger with Community Capital Bank

2. Please tell us how you considered the requirements of Rule 3-05 of Regulation S-X in reporting the acquisition of Community Capital Bank. Provide us the analysis used to determine that none of the significance test thresholds were met.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows

3. We note the operating section for 2006 and 2005 does not foot to the sub-total presented because the $1.5 million impairment charge on securities appears to be incorrectly included in the 2006 column. Please revise to present this item in the 2005 column.

Exhibit 31.1 and Exhibit 31.2 – Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

4. Please revise your certifications to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

As appropriate, please file an amendment to your March 31, 2006 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us draft copies of your proposed revisions prior to filing your amendment. In your amendment please provide the disclosures required by paragraph 26 of SFAS 154 and mark applicable financial statements as restated. Also file an Item 4.02 8-K related to your restatement. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comment.

Sincerely,

Paul Cline

Senior Accountant